# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**February 19, 2014**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

On February 19, 2014, Raymond James Financial, Inc. (the "Company") issued a press release to disclose its operating data for January 2014.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**Item 9.01 Financial Statements and Exhibits**

(d) The following is filed as an exhibit to this report:

**Exhibit No.**

99.1 Press release dated February 19, 2014, issued by Raymond James Financial, Inc.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date:  February 19, 2014                     By:  /s/ Jeffrey P. Julien
                                                  Jeffrey P. Julien
                                                  Executive Vice President - Finance,
                                                  Chief Financial Officer and Treasurer

**EXHIBIT 99.1**



February 19, 2014

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

## RAYMOND JAMES FINANCIAL REPORTS JANUARY OPERATING STATISTICS

ST. PETERSBURG, Fla. - In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

Securities commissions and fees of $272 million were up 3.3 percent from the preceding month, led by a strong increase in the Private Client Group segment which was partially offset by a decrease in the Capital Markets segment.

Compared to the prior year's January, client assets under administration of $441 billion were up 10.5 percent and financial assets under management of $59 billion were up 21.3 percent.  Client assets under administration and financial assets under management declined 1.3 percent and 2.0 percent, respectively, from their December levels, as the S&P 500 was down 3.6 percent for the month.

"Equity Capital Markets experienced a drop in investment banking revenues from a strong December month and quarter, which is typical of the seasonally slow January month," said Paul Reilly, CEO.  "Improved public finance activity and a reasonable level of trading profits in January lifted Fixed Income revenues, which are still being challenged by depressed commission volumes industrywide."

Raymond James Bank net loans outstanding are up 14.3 percent from last year's January and up $300 million, or 3.2 percent, from the preceding month as new production outpaced decelerating payoff activity.  Net new loan growth remains encouraging but it is also unpredictable given our conservative underwriting standards and the extremely competitive environment for high quality loans.

"Despite the volatility in the equity markets since the beginning of the calendar year, we are pleased with our performance in all of our businesses," explained Reilly. "We are also encouraged by healthy recruiting activity in the Private Client Group and a robust deal pipeline in our Capital Markets businesses."

**About Raymond James Financial, Inc.**

Raymond James Financial, Inc. (NYSE: RJF) is a leading diversified holding company providing private client group, capital markets, asset management, banking, and other services to individuals, corporations, and municipalities. Its three principal wholly owned broker-dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,200 financial advisors serving in excess of 2.5 million accounts in more than 2,500 locations throughout the United States, Canada and overseas. Total client assets are approximately $441 billion.  Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

**Forward-Looking Statements**

Certain statements made in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future  strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, recruiting pipeline, Fixed Income business outlook, anticipated results of litigation and regulatory developments  or general economic  conditions.  In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions.  Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K and subsequent Forms 10-Q, which are available on RAYMONDJAMES.COM and the SEC's website at www.SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. We expressly disclaim any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

**Raymond James Financial, Inc.**
**Operating Data**

| | January 2014 | December 2013 | January 2013 |
|---|---|---|---|
| | (21 business days) | (21 business days) | (21 business days) |
| Total securities commissions and fees [1] | $ 271.7 mil. | $ 263.1 mil. | $ 267.9 mil. |
| Client assets under administration | $ 440.6 bil. | $ 446.5 bil. | $ 398.7 bil. |
| Private client group assets under administration | $ 416.9 bil. | $ 422.9 bil. | $ 380.7 bil. |
| Financial assets under management [2] | $ 59.3 bil. | $ 60.5 bil. | $ 48.9 bil. |
| Raymond James Bank total loans, net | $ 9.6 bil. | $ 9.3 bil. | $ 8.4 bil. |

(1)  Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2)  This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.